SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Premiere Global Services, Inc.
(Name of Subject Company (Issuer))
Premiere Global Services, Inc.
(Name of Filing Person (Offeror))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

740585104
(CUSIP Number of Class of Securities)

Scott Askins Leonard, Esq.
Senior Vice President – Legal, General Counsel and Secretary
3280 Peachtree Road NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305
(404) 262-8400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
David E. Brown, Jr., Esq.
Carol M. McGee, Esq.
Alston & Bird LLP
The Atlantic Building
950 F Street N.W.
Washington, D.C. 20004
(202) 239-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$50,000,000	$3,565

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,451,613 outstanding shares of common stock, par value $.01 per share, are being purchased at the maximum possible tender offer price of $7.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $3,565	Filing Party: Premiere Global Services, Inc.
	Form or Registration No.: Schedule TO	Date Filed: October 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange (“SEC”) on October 27, 2010 (the “Schedule TO”) by Premiere Global Services, Inc., a Georgia corporation (“PGi” or the “Company”). The Schedule TO relates to the tender offer by PGi, to purchase for cash shares of its common stock, par value $.01 per share (the “Shares”) (or such lesser or greater amount as PGi may elect to purchase, subject to applicable law), at a purchase price determined pursuant to tenders at prices specified by the tendering shareholders of not greater than $7.75 nor less than $6.75 per Share, that will enable PGi to purchase the maximum number of tendered Shares having an aggregate purchase price not exceeding $50,000,000, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 26, 2010 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Tender Offer.”

     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 11.

     Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

     (1) The Offer to Purchase is hereby amended by:

a.	deleting the word “approximately” in each instance where it occurs immediately prior to the numbers “7,407,407” and “6,451,613”, and

b.	in the first sentence of the second paragraph in the section captioned “Item 8. Source and Amount of Funds”, by deleting the number “$300” and replacing it with the number “$350.0”.

     (2) The Letter of Transmittal is hereby amended by:

a.	appending paragraph (c) on Page 9, with the word “and”,

b.	deleting “; and” in paragraph (d) on Page 9, and replacing it with “.”, and

c.	deleting the following paragraph on Page 9 in its entirety:

(e) the undersigned has read and agrees to all of the terms of the Tender Offer.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PREMIERE GLOBAL SERVICES, INC.

By:	/s/ Scott Askins Leonard

Name:	Scott Askins Leonard
Title:	Senior Vice President – Legal,
General Counsel and Secretary

Dated: November 4, 2010